SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934

For the month of May, 2005

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Telvent GIT, S.A. (the “Company”) announces the approval by the Audit Committee, in a meeting held on April 28, 2005, of the designation of Bárbara Zubiría Furest as the new Chief Audit Officer of the Company.

     Before her appointment as the Chief Audit Officer of Telvent, Ms. Zubiría Furest worked as a manager in the Global Offering Services (GOS) group of Deloitte & Touche in Madrid (Spain), assisting non-U.S. companies and non-U.S. practice office engagement teams in applying U.S. GAAP and International Financial Reporting Standards, and in complying with the SEC’s financial reporting rules. Previously, she worked for Arthur Andersen, both in Madrid (Spain) and in Miami (Florida), as a financial auditor.

     Ms. Zubiría Furest holds a Bachelor of Business Administration (specialty in accounting) and a Master of Science (Accounting and Auditing) from Florida International University (Miami, Florida). She is also licensed as a Certified Public Accountant (CPA) by the State of Florida.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez

Name: Manuel Sánchez Title: Chief Executive Officer

Date: May 5, 2005